Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Skiing Company:

We consent to the incorporation by reference in the registration statement (No. 333-48449) on Form S-8 of American Skiing Company of our report dated October 7, 2005, with respect to the consolidated balance sheets of American Skiing Company and subsidiaries as of July 31, 2005 and 2004, and the related consolidated statements of opeartions, shareholders’ deficit and cash flows for each of the years in the three-year period ended July 31, 2005, which report appears in the July 31, 2005, annual report on Form 10-K of American Skiing Company.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, in the fiscal year ended July 25, 2004.

/s/ KPMG LLP

Salt Lake City, Utah
October 31, 2005